                                                          EXHIBIT L

December 13, 1995


MR. J.D. CLINTON
and
SAH HOLDINGS, L.P. and
GLOBAL NETWORK TELEVISION, INC. and
MORTGAGE FUNDING CORPORATION
c/o Mr. J.D. Clinton
Brighton 1604
8231 Bay Colony Drive
Naples, Florida 33963

SHOP AT HOME, INC.
5210 Schubert Road
P.O. Box 12600
Knoxville, Tennessee 37912

     Re:  PCC/SAH TRANSACTION

Gentlemen:

     This letter summarizes and confirms the willingness of the parties hereto to continue negotiations regarding (i) the Acquisition (as defined below) by Paxson Communications Corporation ("PCC"), or a subsidiary of
PCC, of certain assets of SAH Holdings, L.P., a Tennessee limited partnership (the "Partnership"), Mortgage Funding Corporation, a Tennessee corporation ("MFC"), and Global Network Television, Inc., a Tennessee corporation ("Global"), and shares of newly-issued common stock from Shop at Home, Inc., a Tennessee corporation ("Shop at Home"), on the terms and conditions set forth herein, and (ii) certain transactions to be effected by and among the parties hereto in connection with the Acquisition, which transactions and Acquisition will, upon the consummation thereof, result in PCC owning voting control of more than 50% of the outstanding common stock of Shop at Home. Certain parties hereto previously executed a letter of intent relating to certain of the subject matter hereof dated October 9, 1995, which expired pursuant to its terms.

     1. FORM OF ACQUISITION. Under the transactions contemplated by the parties hereto, PCC shall acquire (the "Acquisition") (a) from the Partnership, certain assets consisting of (i) 2,280,245 shares of common stock (the "Partnership Stock") of Shop at Home, (ii) an option (the "Cowell Option") to purchase 969,755 shares of common stock (the "Cowell Stock") of Shop at Home from Paul C. Cowell, and (iii) one or more options or warrants (collectively, the "Partnership Warrants") to purchase from Shop at Home up to 1,750,000 shares in the aggregate of newly-issued common stock of Shop at Home (the "Partnership Warrant Shares") at an exercise price of $1.00 per share; (b) from Global, the $2,000,000 Variable Rate Convertible Secured Note Due 2000 of Shop at Home, payable to Global (the "Convertible Note") convertible into shares of common stock of Shop at Home (any such shares issued upon such conversion, the "Convertible Note Shares") at a rate equal to one share for each $3.00 of the outstanding principal amount of the Convertible Note; (c) from MFC, 100,000 shares of common stock of Shop at Home; and (d) from Shop at Home, 1,199,191 shares of newly-issued Shop at Home common stock, plus an additional number of newly-issued shares of Shop at Home common stock such that PCC shall own, after the closing of the transactions contemplated hereby, on a fully diluted basis, a majority equity interest in Shop at Home. The Acquisition will be consummated by PCC or a subsidiary of PCC, as PCC elects.

     2.   CONSIDERATION.   PCC shall provide the following consideration in
the Acquisition:

          (a)  the Partnership will receive:

               (i)  cash of $6,708,000, to be paid at the closing;

               (ii) 1,071,429  shares  of  Class A Common Stock of PCC (the
                    "PCC Shares"), with "piggy back" registration rights which shall, subject to customary underwriters' approval, be pro rata with any registration obligations and priorities of PCC issued to other PCC holders of equity and equity rights; provided, however, that such registration rights shall not apply to the next underwritten primary public offering of PCC Shares by PCC; and

               (iii)     the "take-along" agreement described below;

          (b) Global will receive an amount of cash equal to $5.00 MULTIPLIED by the total number of shares of common stock of Shop at Home issued to the holder of the Convertible Note upon the exercise of the conversion rights thereunder. Assuming closing had occurred on December 1, 1995, the outstanding principal amount of the Convertible Note was $1,993,180.33, which amount would have been convertible into 644,393 shares of common stock of Shop at Home and would result in a purchase price payable by PCC to Global of $3,221,967;

          (c) MFC will receive 35,714 PCC Shares, with rights under the "take-along" agreement described below and "piggy-back" registration rights which shall, subject to customary underwriter's approval, be pro rata with any registration obligations a priorities of PCC issued to other PCC holders of equity and equity rights; provided, however, that such registration rights shall not apply to the next underwritten primary public offering of PCC Shares by PCC; and

          (d)  SAH will receive $2,757,000.

     3.   ADDITIONAL AGREEMENTS.  (a) Certain entities controlled by Lowell
W. Paxson ("Bud Paxson"), PCC's Chief Executive Officer, will enter into a "take-along" agreement with the Partnership and MFC, pursuant to which the PCC Shares held by the Partnership and MFC will be entitled to certain "take-along" rights in connection with certain sales of Class A Common Stock by such entities controlled by Bud Paxson, subject to existing take-along obligations to and priorities of other PCC holders of equity and equity rights.

          (b) Promptly after the Acquisition, PCC will exercise the Cowell Option, currently held by the Partnership, to purchase the Cowell Stock, from Paul Cowell. The exercise price to purchase the Cowell Stock will be $1.116 per share.

          (c)  Promptly  after   the  Acquisition,  PCC  will  convert  the
Convertible Note into the Convertible Note Shares.

          (d) At closing, Shop at Home will grant to PCC options to (i) purchase 2,500,000 shares of Shop at Home's common stock at a price of $5.00 per share, which option shall expire June 30, 1998; (ii) purchase 2,500,000 additional shares of Shop at Home's common stock at a price of $7.00 per share, expiring June 30, 2000; and (iii) purchase approximately 3,620,000 shares of Shop at Home's common stock at various prices and expiring at various dates (such prices and expiration dates generally corresponding to those of the other options and warrants to purchase Shop at Home common stock that are not otherwise a part of the Acquisition).

          (e) Prior to closing, Shop at Home shall transfer all of the issued and outstanding capital stock of MFP, Inc. and Broadcast, Cable and Satellite Technologies, Inc., two wholly-owned subsidiaries of Shop at Home, to a newly-created corporation to be owned by certain current shareholders of Shop at Home owning sufficient shares of Shop at Home common stock so that the application for approval of the transfer by the Federal Communications Commission (the "FCC") of such stock can be made on FCC Form 316. Such transfer shall be made in consideration for (a) a promissory note issued by such new corporation to Shop at Home in a principal amount to be agreed upon by such newly-created corporation, Shop at Home and PCC, secured by the stock of the two subsidiaries transferred, and/or (b) options for Shop at Home to purchase all of the stock of such two corporations at a price equal to the unpaid balance due under such purchase money promissory note, secured by the stock of the two subsidiaries transferred. In addition, during the term of the options, Shop at Home would purchase substantially all of the broadcast time of the television station operated by MFP, Inc. under a time brokerage agreement containing terms and conditions to be agreed upon by such newly-created corporation, Shop at Home, MFP, Inc. and PCC.

          (f) PCC shall provide carriage to Shop at Home that will be at least as extensive as carriage over those stations and for the hours indicated in the list previously delivered by PCC to Shop at Home.

     4. ACQUISITION AGREEMENT: CLOSING DATE. Definitive agreements required to consummate the Acquisition and, to the extent appropriate, the other transactions contemplated hereunder, shall be prepared by PCC's counsel, subject to review by the Partnership's, Shop at Home's, Global's and MFC's counsel, and shall contain such representations, warranties, covenants, indemnities and conditions as are considered appropriate in the circumstances and as are mutually agreed to by the parties. It is the intention of the parties to execute the definitive documents relating to the Acquisition and the related transactions as soon as practicable after the signing of this letter of intent. The parties intend to execute the definitive acquisition documents and close the Acquisition and the transactions described herein within ten (10) days after receipt of all regulatory approvals required as of such date, including, without limitation, under the HSR Act (as defined below) and from the FCC. The parties shall promptly commence preparation of any necessary filings with the FCC and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and shall promptly seek all other required regulatory and other required approvals.

     5. DUE DILIGENCE REVIEW. In connection with the proposed Acquisition, each of the parties hereto will afford each other full and complete access to all books, records, contracts, facilities and personnel so that each party and their respective agents and representatives, including accountants and attorneys, may conduct a due diligence investigation of the business, operations, records, contracts, personnel and properties of the other to the extent necessary to evaluate the parties' businesses for the purpose of consummating the proposed Acquisition. Due diligence investigations shall be conducted at reasonable times and upon reasonable notice subsequent to execution by the parties of this letter of intent. All non-public information regarding one party's affairs obtained by or provided to the other party, its agents or representatives, including, but not limited to, accountants and attorneys, shall be treated as confidential and proprietary information belonging exclusively to the disclosing party. If the proposed acquisition contemplated by this letter of intent is not consummated, all documents containing non-public information, including originals and copies thereof provided to or obtained by either party, will be returned and any memoranda or analyses prepared by either party or its representatives shall be destroyed. Notwithstanding the termination of this letter of intent or subsequent abandonment of the transactions contemplated hereby at any state of negotiations prior to the closing, the confidentiality agreements set forth in this paragraph 5 and elsewhere in this letter of intent shall survive and remain fully enforceable. None of the parties hereto shall communicate with any employee or customer of the other until a request to do so has been made to an executive officer of the other party. Neither party shall be under any obligation to continue its due diligence investigation or with negotiations regarding the contents of a definitive acquisition agreement if at any time the results of such party's due diligence investigation are unsatisfactory to such party for any reason, in its sole discretion.

     6. CONFIDENTIALITY. Each party agrees that, subject to the requirements of applicable law or pursuant to the obligations resulting from the listing of Shop at Home or PCC common stock on the American Stock Exchange or The NASDAQ Stock Market, in each case as advised by counsel, that each of them and their respective officers, directors, accountants, attorneys, employees, and agents will keep and maintain the terms of this letter of intent confidential, including (a) the nature and content of all non-public information provided pursuant to paragraph 5 above, and (b) any and all information regarding the consideration and other terms and conditions of the Acquisition and other proposed transactions. Each party agrees that confidential information regarding the other party's business and affairs will not be used by it except in connection with the investigation and possible consummation of the proposed acquisition and that it will not disclose such information, except as required by law and to legal counsel, accountants, professional advisors, and other persons to whom such disclosure is reasonably necessary to facilitate the proposed Acquisition and the other transactions contemplated hereby on a need to know basis.

     Each of the parties further agree that, subject to the requirements of applicable law or pursuant to the obligations resulting from the listing of the Shop at Home or PCC common stock on the American Stock Exchange or The NASDAQ Stock Market, in each case as advised by counsel, that they will mutually agree on the content and timing of any press release or other public statement relating to the Acquisition. In the event the proposed Acquisition and the transactions contemplated hereby are not consummated, in addition to the parties' agreement in paragraph 5 above to return or destroy all documents containing confidential information, each party further agrees not to use or disclose such confidential information for any purpose whatsoever upon termination of the due diligence or negotiation. Each party agrees that in the event it, or any of its agents, advisors, or representatives breach the provisions of paragraphs 5 or 6, the other party shall be entitled to seek and obtain injunctive relief from a court of competent jurisdiction and shall be entitled to all reasonable attorneys' fees and court costs in connection therewith.

     7. CONDITIONS OF CLOSING. The closing of the Acquisition and related transactions will be subject to customary terms and conditions, including the execution of a mutually acceptable definitive Acquisition documents. The closing will also be subject to (a) the receipt of all necessary regulatory approvals and clearances, including, without limitation, any approval required from the FCC and under the HSR Act, (b) approval of the Board of Directors of Shop at Home, (c) approval of the Board of Directors of PCC, (d) the execution of an employment agreement between Shop at Home and Kent E. Lillie, upon terms and conditions satisfactory to each party, and (e) satisfaction by each party with its due diligence investigation of the other parties to the Acquisition. Shop at Home's obligation to enter into the transactions described above shall be further subject to its receipt of an opinion from an independent investment banking or accounting firm reasonably acceptable to Shop at Home to the effect that the consideration to be received by Shop at Home in connection with the transactions described in this letter is fair, from a financial point of view, to Shop at Home. PCC's obligation to consummate the transactions described in this letter is further subject to Shop at Home's agreement to become a guarantor of, and unconditionally guarantee on the same terms and conditions (including existing contribution provisions) as each of the other guarantors thereof, PCC's 11 5/8% Senior Subordinated Notes due 2002.

     8. EXPENSES. The parties will each pay its own expenses incident to the negotiation, preparation, and carrying out of this letter of intent and the agreements contemplated hereby, including, without limitation, all fees, expenses, and commissions of its counsel, accountants, and advisors, whether or not the transactions contemplated hereby are consummated. Each party represents that it has not engaged any broker, finder or other intermediary in connection with the transactions contemplated hereby, and will indemnify each other party against any claim to the contrary.

     9. EXCLUSIVE DEALING. From and after the date hereof through the closing of the transactions contemplated hereby, none of Shop at Home, the Partnership, Global, MFC (and none of their directors, officers, or partners) or Clinton shall, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, accept or assist any proposal of any other person relating to the acquisition of the assets, business, or securities of the Partnership, or Shop at Home, in whole or in part, whether through direct purchase, acquisition, consolidation, or other business combination (other than sales of inventory in the ordinary course). Without limiting the foregoing, none of the parties hereto shall voluntarily take any action inconsistent with, or otherwise frustrate the intent of the parties to consummate the Acquisition and the other transactions contemplated hereunder, all as evidenced by this letter of intent.

     10. NON-BINDING EFFECT OF LETTER OF INTENT. Except for paragraphs 5, 6, 8, and 9, which shall constitute binding agreements of the parties hereto, this letter of intent shall not be construed as a commitment or agreement on the part of any party to consummate the proposed Acquisition, but shall constitute solely a letter of intent having the purpose of setting forth the principal terms of the proposed Acquisition as now contemplated. If, for any reason whatsoever, a definitive written agreement is not executed by January 5, 1996 as contemplated hereunder, this letter of intent shall terminate and none of the parties hereto nor any of their respective agents or representatives shall have liability to any of the other parties, except for liability on account of any breach of the provisions of paragraphs 5, 6, 8, and 9 hereof. This letter of intent may be executed in counterparts.

                              Sincerely,

                              PAXSON COMMUNICATIONS CORPORATION



                              By:  /S/ LOWELL W. PAXSON
                              Name:  Lowell W. Paxson,
                              Title:    Chief Executive Officer

SAH HOLDINGS, L.P.

By:  Global Network Television, Inc.,
     Sole General Partner

By:  /S/ DAN J. JACKSON
Name:  Dan J. Jackson,     President,


SHOP AT HOME, INC.

By: /S/ KENT E. LILLIE
Name: Kent E. Lillie
Title: President & CEO


GLOBAL NETWORK TELEVISION, INC.

By: /S/ DAN J. JACKSON
Name:  Dan J. Jackson
Title: President


 /S/ J.D. CLINTON
J.D. CLINTON


MORTGAGE FUNDING CORPORATION

By: /S/ DAN J. JACKSON
Name:  Dan J. Jackson
Title: President